CUSIP No. 75733R 60 1	13D	Page 12 of 12

EXHIBIT 1

The undersigned hereby agree that the Schedule 13D dated June 23, 2004 with respect to the shares of common stock, par value $0.01, of RedEnvelope, Inc., and any future amendments thereto executed by each or any of us shall be jointly filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k)(1)(iii) under the Securities Exchange Act of 1934, as amended.

This Agreement may be executed in separate counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same instrument.

Date: June 29, 2004
/s/ Scott Galloway
Scott Galloway

/s/ R. Ian Chaplin
R. Ian Chaplin

/s/ Martin McClanan
Martin McClanan

/s/ Michael L. Meyer
Michael L. Meyer